parlay café

WORK | MEET | GATHER

Franchise Business Plan

https://parlay.café/

4/6/2020

Prepared By:

ACCURATE FRANCHISING, INC.

Table of Contents

OVERVIEW

This document summarizes the Parlay Café franchise program structure. The purpose of this document is for internal planning purposes in regards to the franchise development program for Parlay Café and should be kept confidential. It is based on the following information:

- Team conference calls held with Accurate Franchising and Parlay Café Owner, Don Mastrangelo.
- Review of the Parlay Café Structure Questions and other financial documents.
- Accurate Franchising's research and analysis of the café, coffee, and shared workspace segments of franchising.
- Additional information provided to Accurate Franchising through meetings, correspondence, and telephone conversations.

Accurate Franchising has reviewed this information, the comments from Parlay Café management, and the information and analysis drawn from similar segments of the franchise marketplace; all of this has been incorporated throughout this plan. This document will be used as a basis from which the legal documents and other pertinent franchise documentation will be developed.

Parlay Café is headquartered in Temecula, CA, so we will need to register the franchise opportunity with the California Department of Business Oversight at the onset of the program. We will endeavor to keep the franchise locations close to home initially in order to ensure effective support and oversight to the franchisees without incurring a large cost to deliver.

The map below color-codes the additional states that we may need to register or file in so that we can market and sell franchise opportunities.


Filing States
Connecticut, Florida, Kentucky, Maine, Nebraska,
North Carolina, South Carolina, Texas, Utah
Registration States
California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York,
North Dakota, Rhode Island, South Dakota, Virginia, Washington, Wisconsin

We will handle all state filings and registrations as we have candidate franchisees come to us in order to save time and capital. In addition to assisting management in the creation of the Parlay Café franchise program structure, franchise documentation, registrations, or filings, Accurate Franchising will be providing the following services:

- Write the Parlay Café operations manual.
- Prepare the franchise marketing plan for Parlay Café in order to attract franchisees to the system.
- Develop the franchise sales brochure and collateral materials needed for effective representation of Parlay Café.
- Guide the Parlay Café franchise marketing program.

OUR MISSION

The mission of Parlay Café is to provide a place to Work, Meet & Gather in a café for people like us!



parlay café

The mission of the Franchisor is to offer unrivaled training and support to each franchisee as they join the Parlay Café family. Through rigorous qualification and selection, Parlay Café will *award* franchises only to individuals that possess the highest qualifications, both personally and professionally. Through an effective franchise distribution model, Parlay Café will provide terrific ongoing support to its franchisees, and is projected to sell 175 and open 150 units over the next five years.

INTRODUCTION

Founded by Don Mastrangelo, Parlay Café launched its first location in April of 2019 in Temecula, California. Parlay Café is now launching a franchise program to create a sustainable chain of locations with motivated owner-operators running their own franchise units. The current Company-owned location will act as the prototype and training center for new franchisees and the brand will maintain a similar look and feel as the Company expands into new markets.

Parlay Café will be franchising the Company's operations in order to bring a network of coffee shops with VIP lounges, soundproof phone booths, conference rooms (and more) to the Western United States, and eventually nationwide. Through franchise development, Parlay Café will have the ability to operate locations in new markets and areas without the cost and management responsibilities that would come with widely distributed Company-owned outlets.

The Parlay Café system is well positioned and poised for growth with a proven track record and a highly experienced operations and management team. The business model is a traditional quick service coffee concept where customers can order from the diverse menu of hot and cold drinks, as well as a small menu of delicious bakery items. Parlay Café has worked hard to facilitate the supply side of the franchise plan so that franchisees will have consistency and buying power that they expect with a franchise – illy® coffee is the international coffee company that will help elevate our brand. As we expand into other regions of the U.S., the supplier department of the Franchise Company will carry a heavier burden to replicate the same quality and logistical abilities.


parlay café

The Parlay Café business model is simple and structured efficiently to provide profitability and ease of operating management, which allows for efficiency of replication and implementation of a training program with new franchise partners that is easy to follow, learn, and implement.

ABOUT THE FOUNDER

Since 1985, Don Mastrangelo has built dozens of highly successful sales armies for well-known organizations such as Harte-Hanks Direct Marketing, AlphaGraphics, and Trimble Navigation has started no less than eighteen of his own entrepreneurial companies in fields ranging from newspaper publishing, telecommunications, printing, advertising, residential construction and land development, digital signage and GPS Tracking.

Don has shared his Ready, Set, Sell! sales methodology with notable firms such as Gannett, Nextel, Salesforce.com, and many other organizations. He was selected as a Salesforce.com "Hero" for implementation and has been a regular presenter at the Salesforce.com "DreamForce" annual convention. His #1 Bestselling book "Ready, Set, Sell! – How to Get From ZERO to Sales HERO in 90 Days" has been endorsed by some of the sales industry's top authors, including Brian Tracy (author of The Psychology of Selling) and Jeffrey Gitomer (author of The Sales Bible and The Little Red Book of Selling). Don resides in Aguanga, CA in a unique residential airpark setting where he lives with his airplanes and pursues his passion for recreational flight every day.

PRODUCTS AND SERVICES

Parlay Café offers a diverse selection of beverage and retail items that are of the highest quality. The Lobby & Espresso Bar offers Illy coffee and espresso drinks, blended frappes, drinks, smoothies, bottled drinks, bakery items, gift cars and more – all available to the general public.

What makes this concept unique to franchisees and customers alike, is the three different revenue streams:

- Day Pass & Membership Fees
- Conference & Meeting Rooms
- Food & Beverage

We estimate that each of these will account for around one third of the revenue for a franchisee, much as it has in our company owned location.



With state of the art equipment to work, meet, and gather, and a clean operation that provides all of the delicious choices a customer could want, the Parlay Café model has successfully brought an amazingly simple hybrid business model to Temecula, and it will continue to evolve its menu as it enters into the franchise arena.




parlay café
WORK | MEET | GATHER
FEATURING
illy
BEVERAGES
12 OZ 16 OZ
Brewed Coffee 2.25 2.95
Cold Brew 4.95
Hot Tea 2.25 2.95
Iced Tea (Black/Green) 2.25 2.95
Hot Chocolate 2.95 3.45
Chai Tea Latte 3.95 4.95
SINGLE DOUBLE
Espresso 1.95 2.95
12 OZ 16 OZ
Americano 3.95 4.95
Macchiato 3.95 4.95
Cappuccino 3.95 4.95
Latte 3.95 4.95
16 oz
ICED or BLENDED BEVERAGES 4.95
Mocha, White Chocolate Mocha, Vanilla Latte, Caramel Macchiato, Matcha Green Tea, Thai Tea, White Chocolate (no coffee), Vanilla Bean (no coffee)
SMOOTHIES
Strawberry Banana 4.95
Pina Colada 4.95
Mango 4.95
EXTRAS
Extra Espresso Shot .95
Extra Flavor Shot .75
Milk Alternative .75
Soy, Almond, Coconut, Oat


SMALL BITES
Breakfast Burrito 3.95
Egg Bites (two) 3.95
Sausage & Egg Sandwich 3.95
Sandwich & Chips 5.95
Salads 4.95
Muffin 2.95
Danish 2.95
Bagel 2.95
Croissant 2.45
Cookies (three) 2.45
GRAB & GO
illy Cappuccino or Mochaccino 2.95
Pellegrino 2.45
Soda or Juice 1.95
Bottled Water .95
Chips .95
RELAX IN OUR MEMBERS LOUNGE!
$10 PER DAY | $95 PER MONTH
Enjoy your beverage while you relax or work. Our Members Lounge offers luxury leather seating with ample work space and private phone booths!
Ask for a Free Tour!

THE ORGANIZATION

DRM Ventures, Inc. is the parent organization that is owned by Don Mastrangelo. The existing Parlay Café Company-owned location will be used as the prototypes to be duplicated at franchisee locations through the franchise expansion process and will serve as the training center for future franchisees. **Parlay, Inc.** will manage franchise activities and hold franchising revenue for Parlay Café.

DRM VENTURES, INC. (d/b/a Parlay Café)

DRM Ventures, Inc. provides food & beverage and work space services to customers in Temecula, California. The business was formed to generate profit and build a successful and easily replicated operation. It will now be used to continuously develop current and all future locations and will act as a proof-of-concept for the franchise system. This Company will continue to operate independently of the franchise organization, but as an affiliate to the franchise network, lending intellectual property and credible operating history.

PARLAY, INC.

Parlay, Inc., will be used to manage the franchise activity for the system's management, operations, and growth. This organization will be wholly owned and operated by Don Mastrangelo and will be an operating and management company for the franchise operations. The organization was formed for several reasons:

1. To keep "clean" books for the corporate business;
2. To allow the Franchisor to have lower audit costs;
3. To separate liability from the corporate business, underlying intellectual property, and the franchise activity; and
4. To allow for separate, unique ownership structures independent of the corporate operating location, if applicable.

Parlay Café Franchisees

Parlay Café franchised locations will each be independently owned. They will do business as (d/b/a) "Parlay Café," but each franchised unit will be owned by an individual or organization that is distinctly separate from the Franchisor in order to keep liabilities from each operating business enclosed within the respective franchisee's business (e.g. Smith Group, LLC, d/b/a Parlay Café of Santa Monica).

Parlay Café Company-Owned Units

Parlay Café currently has one operating location. Concurrent to our franchise plans, Parlay Café may decide to open additional Company-owned units in the future. This would be accomplished through joint venture partnerships, private investors, or other means (depending on funding). In these cases, new entities would be formed and would be provided the licensed intellectual property from the Parlay Café system.

CONCEPT AND FACILITIES REVIEW

Parlay Café intends to create a regionally- (then nationally-) branded franchise concept by establishing consistent methods of operation, policies and procedures that ensure high quality product and customer service.

Parlay Café will expand from the greater Southern California area across the United States and will open new locations in targeted and defined regional markets. In order to ensure the success of our franchisees, will provide all franchisees with:

- Initial hands-on training at our Temecula headquarters and training center;

- Local on-site training and support during each franchisee's initial startup; and
- Ongoing training and support to ensure the quality of the franchised units.

The franchise will be priced competitively with the franchisee paying a 6 percent royalty. A completely defined franchise framework will guide and direct all aspects of the franchise relationship with the roles and responsibilities of both the franchisee and Parlay, Inc. clearly outlined in the FTC-required disclosure document (UFDD) and the franchise agreement (FA).

Regular reporting and franchisee friendly technology via the latest in point-of-sale software (Clover POS) will enable Parlay Café to monitor each franchised unit to allow us to further mentor and assist each franchisee in the development of their local market/region.


Parlay
Cafe

Parlay Café franchisees will continue the imaginative and inventive California-based company's business practices and will mimic the menu of caffeinated beverages as well as light meals and snacks. In order to address this pressing

market need, Parlay Café has developed a hybrid business model, which combines the highest quality drinks and simple freshly made food menu with a local focus on the shared workspace community. The entire operation is upscale, from convenience to appearance.


parlay café

Parlay Café will have a slightly larger retail footprint (when compared to traditional coffee shops) in high traffic areas, generally 1,800 to 3,600 square feet. This will allow the franchisees a large list of potential sites to be approved by the Franchisor. Demographic studies will aid in the site selection to make sure the target customer is well within reach.

Competitive Franchise Systems

A key element in designing and developing this strategic plan for the implementation and roll out of Parlay Café franchise program is the analysis and evaluation of the competitive landscape for specialty restaurant and beverage franchises. There are quite a few on the market, but we have compiled what we consider the most relevant from a competitive standpoint.

When compared to other franchises on the market, Parlay Café offers a franchise requiring an average initial investment to open a food-service business, as well as reasonable operating costs.

Parlay Café Competitive Summary

Company	Inv. Low (000)	Inv. Hi (000)	Franchise Fee	Royalty	# of Units	Year Est.
Bad Ass Coffee	$227	$326	$35,000	6.00%	37	1991
Biggby Coffee	$186	$369	$20,000	6.00%	237	1994
Caffebene	$414	$899	$35,000	6.90%	1433	2008
Cocoa Grinder	$178	$265	$20,000	6.00%	6	2013
Coffee Beanery	$185	$466	$15,000	4.00%	60	1976
DRNK	$253	$693	$40,000	6.00%	14	2013
Duck Donuts	$348	$568	$30,000	5.00%	69	2006
Dunkin' Donuts	$228	$1,717	$40,000	5.90%	12878	1950
Dunn Brothers Coffee	$406	$608	$37,500	5.00%	79	1987
Gloria Jean's	$173	$473	$15,000	6.00%	854	1979
Human Bean	$211	$688	$30,000	n/a	79	1998
It's A Grind	$173	$473	$15,000	6.00%	25	1995
Maui Wowi	$76	$569	$42,500	n/a	144	1982
Scooter's Coffee & Yogurt	$331	$648	$20,000	6.00%	207	1998
Averages	**$242**	**$626**	**$28,214**	**5.73%**	**1152**	**1992**

The competitors for Parlay Café are many since most beverage concepts need to be taken into account. Although most of the comps do not constitute direct competition for Parlay Café, they are operating under a similar business model, and they offer beverages and have fixed location retail shops.

For the group, the averages are as follows: franchise fee is at $28,214, royalty is 5.7%, term is 10 years and average total number of franchises per company is 1152. Parlay Café will be entering the market at $35,000, a slightly higher franchise fee than the industry average. Royalty will be in line with the industry number at 6% and the term of the agreement will be 10 years with

two five-year renewals moving forward as long as the franchisee is in compliance with the current terms of the franchise agreement.

ADAPTABILITY OF FRANCHISING

One of the very first steps in the process of developing a specific business through franchising involves determining the "franchisability" of that particular business concept. We make this determination by taking an in-depth look at all aspects of the business and comparing those to what has been accomplished in the franchise industry and in the concept's particular industry as it pertains to franchising. This review includes the business processes, along with the experience and attitudes of the business owners and operators.

The following points are the specific aspects of Parlay Café that demonstrate a strong potential for duplication of Parlay Café business model through franchising:

- **Operating prototype** – Parlay Café operates a strong business operation in Temecula, CA. This operating prototype is very accessible for new potential franchisees in the region to visit and will show well to potential franchise buyers. This unit and its success will be used as a key selling point to new franchise partners for Parlay Café.

- **Profitable business** – Parlay Café has a very fast potential ROI for a franchise owner. With reasonable overhead, and reasonable start-up cost for a business of this type, and applicability in just about any market, the concept is financially sound. A franchise owner after five years in business is projected produce $439,230 in gross sales, yielding EBITDA of $159,523 (this is above and beyond an owner/operator salary). These numbers are impressive in the franchise marketplace and will help make Parlay Café model very marketable and sustainable. While we cannot guarantee a franchisee's success or levels of

profitability, with a large margin for error, a franchisee can be much less effective than we have projected and still have a successful business.

- **15% ROI plus manager's salary** – The rule in the franchise industry is that the business model should be able to do at least a 15% ROI by the end of the second year in business. Parlay Café model allows for this standard with a 32.2% ROI on cash for a franchisee by the end of the second year. The model for Parlay Café shows that there is a possibility for the franchisee to realize over 100% total return on their initial investment in the franchise model at some point in the fourth year. Financially speaking, this model is as solid and as attractive of an offer as you can find in the franchise marketplace.

- **Operationally sound** – The Parlay Café model is operationally simple and runs smoothly with a reasonable number of employees and a very reasonable workload for an owner/operator. The business is simple enough and, being part food-service operation / part meeting space, provides for a very basic operational and management structure. This is a big benefit for franchising in that Parlay Café franchise management does not need to be concerned with operational complexities and the length of time needed to train and get a franchisee to the point of operational independence. The franchisees can focus on running their business while the Franchisor will provide ongoing innovation and guidance with regard to the macro-market.

- **Adoptable nationally –** The Parlay Café model is adoptable on a national (and international) basis. In today's market, coffee is almost a prerequisite to start the day. Our business can survive on coffee alone but really improves the profitability and sustainability with two additional revenue streams. The Parlay Café concept will most likely perform better in markets and areas where an affluent and conscious customer-base exists. The demand for quality and accountability will

be higher in these markets and locations will have a better chance of higher levels of performance.

- **Point of difference** – The Parlay Café model is one of many food and beverage service franchises on the market, but very few also offer a shared workspace environment to allow people to work and meet in fully equipped conference rooms or sound booths. In addition, the Founder, Mr. Don Mastrangelo is a seasoned CEO, best-selling author, and has had previous successful businesses and exits. There are many years of personal and professional wisdom built into the vision of the company.

- **Teachable to others** – Another key benefit of Parlay Café concept is operation simplicity. The Parlay Café system can be grasped by a motivated franchisee candidate with prior management experience. The operations have been taught to a good number of team members with diverse backgrounds and experience. With interest in the business aspects, and the vision to appreciate the concept, a franchisee candidate will easily see the value in Parlay Café, and will easily grasp its operation.

- **Integrity and commitment** – By operating with a high level of integrity and commitment to service, the Parlay Café brand has taken off and looks to continue through the franchise expansion model. Treating customers with courtesy and respect is part of the culture.

- **Must work at three levels**

  1. **Customer** – Parlay Café provides quality food and drinks for fair prices to the customer who can work or meet in a professional space. The customer consistently gets fresh, high quality items at reasonable prices from people who care.

2. **Franchisee** – The concept will work in most markets across the United States. Virtually any market in the U.S. has a demand for high quality coffee and most markets have an increasing demand for shared workspaces. The franchisees have a reasonable investment that will not require financing in many cases to start a Parlay Café franchise and the potential ROI on the business is very substantial in a short time period.

3. **Franchisor** – The franchise market for food service concepts has a sizeable amount of competition. We will differentiate ourselves through the efforts of initial training, ongoing support, and a qualification and selection process to focus on selling franchisees to the right people in the right markets.

GOALS AND OBJECTIVES

Franchise Sales Goals

Parlay Café management has indicated it would like to grow at a rate that does not exceed its ability to replicate the factors that have contributed to its own success. Thus, in looking at the next five years, Parlay Café franchising expects to award 175 franchises according to the following schedule. Over the same time period, 150 franchised locations will be opened (due to the lag-time between selling and opening).

Parlay Café Franchise Sales


Franchises Sold Per Year
60
50
40
30
20
10
0
Of Franchises Sold
1
2
3
4
5
Year

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

The average level of growth achieved by new franchisors in the U.S. is about 55 units over the first five years in the franchise marketplace. Our projections are more aggressive when compared to what is considered industry "standard". We believe this will be the case for Parlay Café for several reasons:

- The experience of the management team;
- Parlay Café currently has a strong prototype location;
- The unique nature of the Covid-19 pandemic and its impact on more people working from home in the future;
- The focus of the franchise marketing efforts will have a strong budget to meet performance goals; and
- Partnership with Accurate Franchising.

Much of this projected growth is predicated on the franchised units ramping up quickly to sustainable levels and achieving growth similar to the existing Company-owned unit.

Required Business Opening Schedule

It is expected that a typical franchisee will require 6-12 months to open a new franchise, depending mostly on the time it takes to identify the right location. Unless there are some specific and unique circumstances in place, starting a business like Parlay Café should be relatively straightforward, as the franchisee will follow the procedures set forth in the Franchise Operations Manual. In the franchise agreement, we will require the franchisee open their store within 12 months after signing their franchise agreement. This is a benefit to both the franchisee and the franchisor in that once a franchisee has signed the documents and is ready to commence operations it will be a short time before they are productive and generating revenue. The Franchisor will reasonably extend this 12-month limit based on individual circumstances.

Market Focus

During the early years of the franchise program, the Franchisor intends to sell units primarily in the Western portion of the United States and, within reason, anywhere else there may be opportunity to expand. In later years, the program will be expanded nationwide into territories farther away from the home base in California. This will help Parlay Café limit the support costs and staffing needs of the Franchisor organization in the beginning of the expansion effort. We will be marketing Parlay Café franchise throughout the United States with a focus on those closer to the corporate location in California.

Mix of Company-Owned to Franchised Units

Franchising usually produces a much higher return on investment, yielding more income from a given amount of capital, than Company-owned operations. Franchisees also require less supervision than Company

operations, reducing the need to build a costly supervisory organization. For these reasons, most Franchisors minimize the number of Company-owned units they retain. On the other hand, Company-owned units produce higher gross revenues for the organization.

Parlay Café may, in specific cases, consider Company-owned growth where a highly profitable market opportunity exists. The ideal scenario will be to have a market opportunity with a Company-owned location and then open a franchisee in that territory (or even sell it off later as a franchise). This will provide for a unique mix of Company-owned growth with franchised growth. As the business grows, there may be a need for additional Company-owned territories, which will be developed according to the market demand and opportunity.

Strategies

There are a variety of strategies that can be applied by a new franchise enterprise, growing through the combination of Company-owned and franchised units. The primary approaches are:

Target Market Strategy:

The Target Market Strategy incorporates the use of some franchises in only certain markets and with Company-owned units in other markets. This is a usual strategy for the expansion in international markets of those companies that do not grant franchises in the market of origin. Sometimes this strategy is also used in domestic U.S. expansion, where a strong local or regional company wishes to expand in remote U.S. markets.

Spiking Strategy:

Spiking is the use of Company-owned units to develop a presence in specific markets for the purpose of creating a franchise demand. This is done frequently in international franchise development.

Opportunistic Strategy:

Sell franchises at the moment and at the place the opportunity arises. Let franchise operators suggest potential business locations and open new units when good sites have been identified. Parlay Café will be using this strategy in combination with the target market approach. Although there are some strategic disadvantages to this approach, the cost savings and ability to generate leads for franchise sales at a reasonable cost will allow the franchise system to reach critical mass more quickly and effectively.

Projected Performance Strategy:

Explore each market by searching for favorable locations and develop a portfolio of potential locations. Develop only the most promising sites. This approach will also be used by Parlay Café in selecting markets for franchise growth. By focusing on the metropolitan markets where there is population density and trendy customers, Parlay Café locations will have a high likelihood of success.

FRANCHISE OWNER PROFILE

Although there may be a number of viable franchisee profiles, Parlay Café Management believes that it should try to attract franchisees that meet the following criteria:

- **Strong sales and customer service abilities.** The Parlay Café model is successful because the Parlay Café team has been aggressive and consistent in marketing the model and has followed the program on a consistent basis. The owner/operator for a Parlay Café franchisee must be hands-on and comfortable with face-to-face contact. A franchisee must be a "people person" who is outgoing and can bond with the customer base.

- **Good with Timing and Schedule Management.** The busy schedule and fast pace of Parlay Café will keep the owners busy during the week.

They will have a trained staff to begin the operations of the business and keeping the schedule put together efficiently and managing the proper hours of staff will require certain organizational skill sets. A franchisee must be a good manager, as they will be managing all aspects of the business.

- **High personal standards:** Only the most exemplary individuals (excellence, honesty, integrity, etc.) will be awarded franchises. Success in the food service industry depends entirely on reputation and commitment to the customer. It is critical that the Parlay Café franchisees have the customer as their number one priority and have a commitment to delivering the quality products upon which Parlay Café has built its reputation.

- **Able to meet initial investment requirements.** The Parlay Café franchisee should have access to approximately $187,950 in investment capital to account for working capital, start-up costs, marketing dollars and initial franchise fees to get their Parlay Café off the ground. The build-out or leasehold improvement costs will vary from franchisee to franchisee and market to market. A franchisee should have a net worth of $250,000 or more.

- **Entrepreneurial Spirit.** Typically, franchises are not sold to people who like to tinker too much, but part of the drive of a franchisee comes from their creative ability to recognize opportunities in the market. Early franchisees will exhibit more of an entrepreneurial spirit than franchisees that join the system in the later years of expansion.

Potential Candidates for Parlay Café

The potential franchisee list could go on for a long time. This business can literally be taught to anyone who is motivated and willing to learn. If there

were to be targeted groups, they would include entrepreneurs, former/current restaurant owners, former/current hospitality workers, managers from the business field, and corporate veterans who have been laid off. The franchisee should be great a management person and will operate with complete integrity in the business and in front of the customer.

The number one quality we will look for in a potential candidate for Parlay Café is their comfort level in management and in overseeing employees. Parlay Café franchisees must also exhibit a willingness and commitment to serving quality food in a pleasant environment while incorporating the local community and vendors. A franchisee needs to be able to recognize and hire staff that exhibits these qualities as well.

Franchisee's Requirement to Participate in the Business

The Franchisor will typically require all franchisees to participate in or place qualified persons in the day-to-day activities of the business on a full-time basis. Passive ownership will be discouraged. Because there may be interest from investors and business people who would choose not to work within the business, some Parlay Café franchisees will be granted the right to operate with the support of a full-time manager other than the owner, and we will strongly recommend that the owner give the manager a strong bonus program and/or the opportunity to earn equity in the business. Both the owner and the manager for those particular franchise operations must meet Parlay Café approval for operational responsibilities and will have to complete the Parlay Café training program in order to run and operate a location according to Parlay Café standards.

TERRITORY

As a start-up franchisor it is important to consider territory availability before granting a franchise. The duration of franchise agreements makes it difficult

to recapture territory that has been contractually obligated to another franchisee, regardless of whether you have determined that additional stores can be placed. It is for this reason that an exclusive franchise territory is widely considered a major selling point.

Contrary to an exclusive territory is an Area of Primary Responsibility. An Area of Primary Responsibility provides a geographically defined area for which the franchisee is responsible to market within. An Area of Primary Responsibility does not grant any territorial exclusivity to the franchisee.

On an ongoing basis, it is commonplace for franchisors to offer exclusive territory as an incentive to multi-unit developers. If a franchisee is qualified to purchase multiple locations, a franchisor will provide them an area, defined by zip codes or other geographic identifiers, and a timetable that this area must be developed. The exclusion of this territory expires at the end of the allotted timetable. It may appropriate to grant franchisees a 12-month right of first refusal for any new locations that are identified within their territory.

Some important questions to ask are:

- What are the minimum required demographics in order to support a location?

- Would locations being placed too close together have a negative impact on each location's sales?

- Am I willing to give larger territories to early franchisees as an incentive?

After reviewing the existing Parlay Café locations, and discussions with Parlay Café management, a market of 100,000 population and a strong demographic profile will be more than sufficient to support a single Parlay Café location.

Accurate Franchising recommends that Parlay Café offer exclusive territories to their franchisees as one of the key benefits to early adopters. Down the road, this could be altered and Parlay Café might switch to an Area of Primary Responsibility in which the franchisees would not have exclusive rights to their areas of business.

We will look at each area (beyond population and geographical distance) to evaluate the potential for doing business in that region based on numerous socio-economic factors such as average household income, existence of competition, etc.

TYPES OF FRANCHISES

As a franchisor, there are multiple types of franchises that can be offered. The prevailing five types of franchise offerings are: **Single Unit (Start-up) Franchises, Multi-Unit (Area Development) Franchises, Conversion Franchises, Add-On Franchises, and Master Franchises.**

The various franchise formats are not mutually exclusive and can be utilized simultaneously to provide for franchisees with different financial backing, operational experience, and territory requirements.

It is important to note that **multi-unit and master franchises both require separate agreements be drafted and signed**. Therefore, there is an upfront expense that must be incurred prior to offering these formats.

SINGLE UNIT FRANCHISES

Single unit franchises are used to offer a single franchise option/location to a franchisee. Franchisees are able to purchase additional locations, and sign additional single unit franchise agreements, at any time in the future. These candidates make up about 87% of the candidates in the franchise marketplace.

It is very common for franchise candidates to sign a single unit franchise agreement to prove the validity of a concept to themselves prior to moving forward with more single or multi-unit franchise agreements.

MULTI-UNIT FRANCHISES

Multi-unit franchise agreements, also referred to as Area Development Agreements (ADA), grant a franchisee the option to develop multiple locations in a specific area over a predetermined amount of time. At the time of developing each location after the first, the multi-unit franchisee must sign the then-current single unit franchise agreement. Typically, a multi-unit franchisee will pay upfront for the first franchise agreement and a 50% deposit on the additional franchise options available under their agreement.

For the entire period of the development term, this area must be reserved for the multi-unit developer and new franchise agreements, multi-unit, single-unit, or otherwise, cannot be offered. For this reason, multi-unit franchises offer an upside and downside.

Multi-unit owners typically possess a greater amount of financial backing, a commitment to open multiple locations, and potentially a level of operational experience that you will not find in single-unit buyers. Conversely, multi-unit franchises pose a greater opportunity cost if the developer does not fulfill their obligations. Territory is locked up at the time the contract is signed and cannot be released until the completion of the development schedule or a default by the developer. Strong financial backing of the multi-unit franchisee may overshadow that of the franchisor making it difficult to enforce compliance.

Advantages:

- Selling multiple locations in a single transaction is a larger cash infusion for the franchisor
- Less support requirements as all franchises are owned by a single entity

- Typically already have experience in multi-unit operations and require less training
- If they work out well, they can work out extremely well for the franchisor

Disadvantages:

- Territory is locked up preventing you from selling to other franchisees
- May slow down revenue if the development schedule is longer than if you were to sell to multiple single-unit owners
- Operational experience and financial backing may make it more difficult to enforce compliance
- It they work out poorly, the effects are amplified

CONVERSION FRANCHISES

Conversion franchises offer existing similar business owners the opportunity to convert their brand and systems to that of the franchisor. This works very well in highly fragmented industries where businesses are able to experience a significant advantage by consolidating under a single name for marketing and operational economies of scale.

Advantages:

- Existing real estate/customer base eliminates ramp up time of sales and fee payments.
- Experienced business owners require less training
- Prospective franchisees are easy to find

Disadvantages:

- Bad habits hard to overcome
- Franchisees may underplay the importance of the franchisor to their business growth
- Difficult to enforce consistency
- Unenforceable non-competes

ADD-ON FRANCHISES

Add-on franchises utilize existing business owners to increase distribution of their product. This may include a retail store or service provider offering your product or service alongside their existing offerings and utilizing your brand, systems, and training to offer that service or product.

MASTER FRANCHISES

Master franchises are essentially franchising your franchisor business. Master franchises are responsible for selling, training, supporting, enforcing your franchise system, and collect a portion of the franchise and royalty fees for their services. This type of franchising can work very well in international markets where you do not have the infrastructure to support and would like to offer your responsibilities to someone else in exchange for a reduced royalty and franchise fee.

Advantages:

- Allows you to develop in markets that you would otherwise not be able to
- Masters are paying you to expand your sales and support capabilities
- Can help with any language or cultural barriers that exist with the head franchisor
- Master franchisees are more in tune with their local franchisees and can provide more customized support

Disadvantages:

- Exposure to significant risk of losing control if a master becomes too large
- Requires a different type of support than normal franchisees
- Additional agreements required

After weighing the above alternatives, Parlay Café has elected to target the sale of individual start-up franchises with potential area development franchisees being possible in the near future. Conversion franchises may be sold to well-qualified individuals but will not be actively solicited. In the case of conversion franchises, the fees and requirements would remain the same as a start-up franchise.

TRAINING PROGRAMS

Initial assistance provided by The Franchisor will include the following franchisee training programs:

Phase I -- Training provided at a location designated by the Franchisor:

Parlay Café will provide franchisees with approximately one to two weeks of initial training at the Franchisor's headquarters in California or at a location designated by the Franchisor, beginning approximately eight to twelve weeks before the franchisee is scheduled to open for business. Phase I instruction will pertain to administrative, operational, and sales/marketing matters; it will also include a substantial amount of on-the-job training including: brewing, food preparation, health and safety, inventory control, instilling culture, point-of-sale training, and training the team. This training will be provided for the franchisee and up to one other team member.

Phase II -- Training provided at the franchisee's location:

On-site training takes place when the franchisee commences operations of their Parlay Café unit. An experienced training team from Parlay Café will provide on-site training for a period of one week to assist the franchisee in the commencement of operations. The onsite training will generally begin a few days prior to the opening of the unit and carry through the soft and grand

openings. This work will be entirely field-based work and will focus on getting the franchisee comfortable with operating the business.

As mentioned above, the franchisee and the Parlay Café team will have a soft opening for friends and family to ensure the efficiencies and competency of the staff before the public will be alerted to the opening.

No franchisee will be allowed to commence operations until the franchisee has successfully completed Phase I of the initial training program. The franchisee will not be permitted to continue operations until successfully completing Phase II of the initial training program. If the franchisee fails to meet the initial requirements specified by the Franchisor, the Franchisor may, at its option, require the completion of additional training or may cancel the Franchise Agreement.

Franchisees will either be required to attend up to two days of refresher/update training per year in up to two sessions. Space permitting, the Franchisor will provide the opportunity for franchisees to send additional personnel for refresher training. This ongoing training will be provided at no cost, but the franchisee will pay for all applicable travel, lodging, and out-of-pocket expenses.

SUPPORT PROGRAMS

A member of Parlay Café field support staff will, at a minimum, visit each franchisee according to the following schedule:

First Year – Monthly Visits
Second Year – Quarterly Visits
Thereafter – Bi-Annual Visits

The schedule above only represents the minimum number of store visits that will occur. The Franchisor will in most instances visit the stores more frequently and as needed. The Franchisor may make both announced and unannounced visits to the store.

It is estimated that Parlay Café will need to hire one field supervisor for every 25 franchises in the field. The Franchisor will incorporate a formalized mechanism for ensuring quality control among franchisees that will be implemented by these field supervisors. Designated staff members will perform supervision of field support duties.

In addition to field support, members of the Franchisor organization will provide the services listed below. The Franchisor must assign a specific person to cover each of these support areas (one person can be assigned to more than one task). The names of support staff members who are officers, directors, or have significant management responsibility in conjunction with franchisees will be disclosed in the Parlay Café Franchise Disclosure Document. The Franchisor has the responsibility to assign a person/people to each task during the development of the franchise program.

Operational Support

Parlay Café will provide ongoing training and support in many areas critical to the success of the franchisee's business, including unit operations and maintenance, customer-service techniques, product ordering, suggested pricing guidelines, and administrative procedures.

Parlay Café Marketing Support

Parlay Café will coordinate development of advertising materials and strategies for the benefit of all members of the franchise network. It will also supply franchisees with consumer marketing plans and materials for use at the local or regional level, and retains the right to approve all local advertising materials that the franchisee chooses to develop.

Parlay Café Purchasing

Parlay Café or its affiliate will negotiate quantity discounts on behalf of all of its members, passing some or all of these savings on to the franchisees.

Site Selection

While the franchisee will ultimately be responsible for securing a location for its store and obtaining the Franchisor's approval for the location, Parlay Café will provide site selection assistance, including Parlay Café site criteria, letter of intent (LOI) form, LOI and lease review, demographic details, the site approval process and documents, recommendations for finding and selecting a competent retail real estate broker, and visits to locations that the franchisee is considering.

Parlay Café Accounting/Audit/Legal

Reporting directly to Parlay Café management, this department is responsible for the financial and legal oversight of franchisees.

Ongoing Research and Development

Parlay Café management and leadership will continue to research methods and techniques for franchise operations (including purchasing and promotional schemes) that enhance unit-level profitability.

Franchise Sales and Overall Program Oversight

Although franchise sales are not a support function, the expense involved for the franchise sales department needs to be considered with all other personnel expenses. Accurate Franchising will play a major role in the qualification, follow-up, and sale of franchises. A good franchise salesperson can be expected to close between one and two franchise sales per month, assuming that an adequate lead flow is maintained.

In growing a franchise organization, it is neither necessary nor advisable for a Franchisor to initiate activities with a fully staffed organization. Staffing should occur on a gradual basis in anticipation of the actual need. An evaluation of the existing organization would indicate, for the short term that the above

responsibilities could be incorporated into the existing structure. However, as sales goals are met and the franchise network expands, the Franchisor should expect to hire additional support personnel as needed.

FRANCHISE FEE

The methodology for fee determination calls for Franchisors to look to their franchise fees primarily as a cost recovery tool and only secondarily as a profit center. Franchisors would obviously like to maximize its franchise fee revenue, but knowing the importance of establishing the associated royalties, most Franchisors price their fees low enough to avoid erecting barriers to the franchise sale. In determining franchise fees, several approaches can be used simultaneously.

Cost-Plus Approach:

The cost-plus approach is one way to determine the "floor" level above which a Franchise fee should be set. To establish this floor, the Franchisor calculates its total marketing, training, and initial support costs involved in selling a franchise and add a reasonable markup.

Estimated Expenses per Franchisee

Description of Service	Time	Cost
Initial Training at Headquarters	14 days	$5,000
Onsite Training (Franchisee's Location)	7 days	$4,000
Sales Commission	1 Time	$8,750
Support Time Needed Until Franchisor is Profitable	3 Months	$2,000
Total		$19,750
Franchise Fee		$35,000
Free Cash Flow From Franchise Fee		**$15,250**

Competitive Approach:

Accurate Franchising recommends a "ceiling" price for the franchise by considering what the market will bear, this pricing is around $40,000 for what would be acceptable for the market on the high end of the franchise fee range.

Perceived Value Approach:
Finally, Accurate Franchising uses this approach to determine where a franchise fee should be set above the "floor" price. Although relatively few examples exist of companies entering franchising with a high degree of name recognition, those that do exist can position their offering toward the high end of the competitive spectrum. Premium positioning is not a license to charge more than the market price in the face of established successful franchise competition. It is, however, grounds to avoid the introductory pricing that beginning franchisors often charge to get a foothold in the market in a field dominated by a few big names.

Taking each of these elements into account in addition to the financial results that the Franchisor expects franchisees to achieve, it's positioning in the industry, sales goals, and the level of support it intends to provide, a franchise fee of $35,000 will be charged. This fee is to be paid at the signing of the Franchise Agreement, where applicable.

INITIAL INVESTMENT

Parlay Café Management has provided Accurate Franchising with financial estimates for the startup of a Parlay Café unit. The estimate represents the range of the initial investment for a new franchise and is a required item in the Disclosure Document. It shows the potential franchise buyer what it will cost to open the business. The range reflects the potential variations in rental or outright purchase, and other expenses in each area. The expense items are preopening start-up expenses and do not represent any ongoing expenses unless identified otherwise. The start-up estimates are based on the following assumptions:

Real Estate/Rent:
The franchisee will typically be required to pay one to two months' rent as a security deposit. The low end of the initial investment represents a one-month

payment at a lease rate of $2,250 for a commercial space. The high end represents a one-month payment at the monthly lease rate of $10,800.

Utility Deposits:
A utility deposit will typically be required only if the franchisee is a new customer of the utility company. $500 to $1,000 is the estimated investment range.

Leasehold Improvements:
The low end of the range in the initial outlay assumes that the landlord provides a partial build out allowance. The high end of the range reflects the cash outlay by a franchisee that does not receive a build-out allowance. $25,000 to $150,000 is the investment range.

Furniture, Fixtures, and Equipment:
Although some of these items may be leased, the range shown represents the actual purchase price. Equipment installation charges are included in the range of expenses for furniture, fixtures, and equipment. $75,000 to $150,000 is the initial investment. Costs can be reduced by active franchisee involvement in build out and construction of FFE, which will be encouraged and taught during Phase I training.

Computer Equipment and Software:
This is for computers, Point of Sale systems, monitors, battery backups and other IT work. The range is $1,500 to $3,000.

Initial Inventory:
Although it is possible that initial inventory may be purchased on open account, the range shown represents the full cost of purchase. $5,000 to $10,000 is the initial investment.

Insurance:
A down payment of the annual premium for general liability insurance and workers' compensation insurance costs is included in both estimates. $1,000 to $2,500 is the projected initial investment.

Signage:
The range of costs represents the outright purchase of all signage on the franchised locations. $10,000 to $15,000 is the initial investment. It is subject to all local ordinances.

Licenses and Permits:
It is expected that expenses for licenses and permits will range between $500 and $1,500.

Legal and Accounting:
Professional fees are estimated to range from $1,250 to $2,500.

Working Capital:
The lower end represents estimated expenses to maintain minimal operations without any sales for three months. The high end is a more conservative working capital estimate. $25,000 to $50,000 is the initial investment.

Parlay Café Total Initial Investment:

DESCRIPTION	LOW		HIGH
Real Estate/Rent	$2,250		$10,800
Utility	$500		$1,000
Leasehold Improvements	$25,000		$150,000
Market Introduction Program	$1,250		$2,500
Furniture, Fixtures, and Equipment	$75,000		$150,000
Computer Systems	$1,500		$3,000
Insurance	$1,000		$2,500
Signage	$10,000		$15,000
Office Expenses	$1,000		$2,000
Inventory	$5,000		$10,000
Licenses & Permits	$500		$1,500
Dues & Subscriptions	$1,200		$2,400
Professional Fees	$1,250		$2,500
Working Capital	**$25,000**		**$50,000**
TOTAL BEFORE FRANCHISE COSTS	**$150,450**		**$403,200**
AVERAGE		**$276,825**	
Training	$2,500		$6,000

Franchise Fee	$35,000		$35,000
TOTAL WITH FRANCHISE COSTS	**$187,950**		**$444,200**
AVERAGE		**$316,075**	

DURATION

In determining the term of a franchise agreement, three factors need to be taken into account:

1. The franchisee's need for security and an adequate period to achieve a good return on their investment.
2. The franchisor's need to incorporate flexibility into the system in order to facilitate change if the market should dictate.
3. The nature of the competitive market within the food service franchise segment.

After examining current market conditions, we found that competitors offering similar franchises offer five to twenty-year terms with a variety of renewal options. We have chosen to offer a ten-year term with an unlimited number of five-year renewals. The return on investment, estimated to be 32.2% by the second year, is sufficient to warrant an initial term that is shorter than what is typical for similar franchise offerings.

Parlay Café does not want to de-incentivize the franchisees from continuing the relationship with the franchisor. This length of term tends to be the market norm today, giving the franchisee a long enough term to have an ROI. Further, Parlay Café will offer unlimited renewals to the franchise buyers as long as they continue to remain compliant with Parlay Café Franchising terms and franchise guidelines. To renew, the franchisee must be in compliance with the terms of the Franchise Agreement and must sign the current Franchise Agreement. No renewal fee will be imposed, as this is typically viewed by

franchisees as "gouging," since there are few costs associated with renewing a contract. Moreover, the Franchisor should try to avoid creating barriers to renewal.

ADDITIONAL INVESTMENTS

Some franchisors have found it necessary to impose a refurbishing fund requirement upon their franchisees. This ensures that when it becomes necessary to update a unit, the funds are in place to do so. Most franchisors, however, do not impose such a requirement. Parlay Café Management will not require a refurbishing fund from franchise operators. It is appropriate, however, to be able to impose changes to the franchised operation—over and above refurbishment—during the term of the Franchise Agreement.

For this reason, Parlay Café franchisees may be required to make an additional investment during the first-term of the franchise. This additional investment will not be required during the first year of the term. Should an additional investment be required within the last year of the term, the franchisee may avoid making the investment by giving notice of nonrenewal.

SUPPLIER PROGRAMS

Franchisees are often required to use specific products and suppliers to assure uniformity and network quality--thereby benefiting everyone in the system. The Franchisor will provide quality standards and specifications to franchisees in the Operations Manual regarding the purchase of nonproprietary products and services. Franchisees will be required to abide by these guidelines in order to protect the value of the trademarks. The Franchisor will reserve the right to be a designated supplier of proprietary products and an approved supplier of nonproprietary products.

If a franchisee desires to have a new supplier approved, the franchisee must bear the cost of approving that supplier. Any supplier must be approved by Parlay Café management. Parlay Café has a solid reputation for quality product and wants to maintain the reputation of the organization. Such reputation is derived from the consistency of the high quality product that the units provide their customers.

A franchise company may also derive revenues from franchisees through lease markups, product markups, software license fees, etc., which are not proprietary. These additional sources of revenue can greatly enhance the Franchisor's profitability while providing needed services to the franchisee at a reasonable price.

The following additional sources of revenue should be disclosed as potential profit centers in Parlay Café Disclosure Document:

1. Professional Service Recommendations to Franchisees.
2. Supply of Marketing Materials and Collateral.
3. Supply of Proprietary Products – Cups/etc.
4. Vendor Relationships with Suppliers
    a. Paper Goods
    b. Signs/Signage
    c. Office Supplies
    d. Food Supplies
    e. Cooking Supplies
    f. Kitchen Equipment
    g. IT equipment/services suppliers
    h. Merchandise

MARKETING PROGRAMS

Local Advertising

The Franchisor will provide guidelines for undertaking local promotional activities. Any deviation from these guidelines will require prior approval from the Franchisor. The required local advertising expenditure will be **5 percent** of gross sales. Each franchisee will be required to submit an accounting of all local marketing expenditures to the Franchisor within one month after they occur.

Cooperative Advertising

If two or more franchisees are established in a common market, the Franchisor may adjust the manner in which local advertising dollars are spent to make combined advertising expenditures more effective. In this situation, the Franchisor may require all or part of the local advertising expenditures to be used as cooperative advertising in that individual market. The Franchisor will provide guidelines for undertaking co-op marketing and any deviation from these guidelines will require prior approval from the Franchisor. The Franchisor may elect to form a regional advisory council of franchisees at a future date to determine the use of co-op funds.

Corporate Marketing Fund

At the Franchisor's discretion, franchisees will be required to contribute up to **2 percent** of gross sales to a corporate marketing fund. These contributions will be paid concurrently with the royalty payments, but will be deposited into a separate account dedicated to the corporate marketing fund. All Company-owned units will make a similar contribution.

Generally, the fund will be used to cover the development of advertising programs, materials, and creative work for large-scale marketing and advertising efforts. All funds will be spent by, and at the discretion of, the Franchisor in order to benefit all franchisees.

Initially as the franchise organization begins to take shape, most of this marketing fund will be spent on web-based marketing initiatives. This may include website development, social media work, online review monitoring and other brand development work. The time and effort by Parlay Café management and staff can be reimbursed through this marketing fund.

ROYALTY

Royalty Fee

Royalties constitute the main source of revenues and profits for most franchisors. They tend to vary with support costs and average unit sales volumes. In setting the royalty, a franchisor should evaluate the franchisee's return on investment, its support costs, and royalties charged for comparable franchises.

The royalty percentage for Parlay Café will be 6 percent on gross sales from the business revenues. This percentage will be enough to cover the support costs of managing the franchise organization while maintaining a respectable profit level to the franchise partners.

Frequency of Royalty Collection

Parlay Café will collect royalties and contributions to the Corporate Marketing Fund via Electronic Funds Transfer (“EFT”) on a weekly basis. By using EFT we have found that the process of collecting and processing royalty payments can be smooth and without difficulty when compared to traditional check/mail processing of royalty payments. The Franchisor will have access to the daily reports and activities of the franchise partners through access to their location’s future POS system and day-to-day cash flow reports.

By managing royalties on a weekly basis, this also allows the franchisees to manage cash flow more effectively.

TRANSFER PROVISIONS

If the franchisee desires to sell their franchise to an identified buyer, the Franchisor retains the right to approve and train the buyer at their expense. Such approval shall not be unreasonably withheld. If the selling price is not a bona fide price, the Franchisor may withhold approval. Furthermore, the Franchisor retains the right of first refusal to buy the location.

Unlike renewal, there are numerous costs associated with the transfer of a franchise. The Franchisor must perform its own due diligence on the franchise buyer as well as provide the new franchisee with training and an increased level of support. These reasons provide strong justification for the use of a transfer fee. Typically, prospective start-up franchisees are not price sensitive on the issue of transfer fees, as they often feel they will own the business forever.

Certain state regulators have indicated to Accurate Franchising that they find a transfer fee in excess of 50% of the initial franchise fee to be excessive and would object to such a provision. Thus, a transfer fee of $10,000 will be assessed to defray the Franchisor's cost of due diligence, legal work, training, etc. This is a reasonable fee that should not affect the franchisee's ROI on selling their business; while at the same time should provide the franchisor with enough cash flow to cover any costs associated with the transfer to a new Parlay Café Franchise operator.

CONCLUSION

Parlay Café has a below average investment for a franchise concept of this nature and fits into one of the most traditional of all franchise segments in the history of the industry. Food-service franchises have been successfully replicated and sold through franchising for over sixty years and have dominated the franchise market during much of that time. Parlay Café concept

is set to offer food service/workspace hybrid franchises that can gross high-volume out of the gate. With a model that presents a 32.2% ROI in the second year, assuming strong management and proper oversight by the franchisee, the return exceeds the average franchise investment.

By franchising the concept, the Parlay Café brand and service offering will be able to move more quickly in establishing itself as a regional, then national brand. The need for capital will be answered by the investment from new franchisees. Operating responsibilities for the new locations will fall on the owner/operators who invest in the franchise system who have the motivation to grow the business at the unit level.

Based on the projections for Parlay Café franchise growth, the Franchisor organization (Parlay, Inc.) would net cash flow $2,265,200 by the fifth year in business. This means that the organization could be worth up to $22.6 million, as franchise systems that are exhibiting significant growth are typically valued at 8-10 times the net earnings (EBITDA). The valuation will be much higher than that of a company owned chain of locations.[1]

To highlight the business appeal of Parlay Café business, we look to current economic trends, marketability of the concept on the consumer level, franchisee interest and scalability of the concept. Parlay Café model fits into the franchise development vehicle very well and with proper guidance could exceed the goals laid out in this plan.

THE PLANS, MATERIALS, AND CONSULTING ADVICE PROVIDED HEREIN HAVE BEEN PREPARED BASED ON ACCURATE FRANCHISING'S EXPERIENCE AND THE INFORMATION AVAILABLE TO US. HOWEVER, BECAUSE THE SUCCESS OF A FRANCHISE PROGRAM DEPENDS UPON A

[1] http://mcleanllc.com/Publications/Franchise2014review/files/assets/common/downloads/Mergers%20and%20Acquisitions%20in%20Franchising.pdf. Accessed 3/19/2020.

VARIETY OF FACTORS OUTSIDE ACCURATE FRANCHISING'S CONTROL, WE CANNOT AND DO NOT WARRANT THE SUCCESS OF ANY SUCH PROGRAM OR ANY OF THE PROJECTIONS OR FORECASTS PROVIDED BY ACCURATE FRANCHISING CONTAINED HEREIN.

Expected Impact of Covid-19 Pandemic

The impact of the recent pandemic will affect franchise companies in different ways, some positive and some negative. We believe that Parlay Cafe will be one of the concepts that will thrive as the Covid-19 Pandemic passes. In March 2020 49 Million workers suddenly were forced to transition to a "work from home" environment. Millions of companies had been considering gradually phasing out expensive offices in favor of home offices by 2030. Parlay Cafe caters to people who work from home. The concept is based on the premise that as workers shift from conventional to home offices they will need and desire a place away from the home office to occasionally work, meet with clients, conduct interviews etc. The Covid-19 Pandemic has accelerated our opportunity, as it has become clear that many companies with millions of workers have experienced no decline in productivity and now plan to reduce corporate overhead and keep workers in their home offices. Parlay Cafe franchisees will be providing a much needed haven for these new home based workers. A further opportunity exists to create corporate memberships that allow companies to provide access to Parlay Cafe for all of their home based workers. This perk will be a minimal expense to companies who have just enjoyed immense cuts in overhead costs.

Exhibit A – Parlay Café Franchisee Assumptions

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

FRANCHISE ASSUMPTIONS	
Royalty on Gross Sales	6.0%
Franchise Fee	$35,000
Local Advertising (Up To)	5.0%
Corporate Marketing Fund	2.0%
Food Cost w/ Paper	13.3%

UNIT ASSUMPTIONS	1st Year	2nd Year	3rd Year	4th Year	5th Year
Franchisee Gross Sales	$300,000	$330,000	$363,000	$399,300	$439,230
Growth Rate		10.0%	10.0%	10.0%	10.0%

VARIABLE EXPENSES		
Variable Labor + Mgmt	12.0%	of Gross Sales
Payroll Tax & Benefits	10.0%	on Variable Labor
Credit Card Charges	2.75%	of Gross Sales
Local Advertising	5.0%	of Gross Sales
Corporate Advertising	2.0%	of Gross Sales

OPERATING EXPENSES		
Rent	$30,000	Annually
Utilities	$8,000	Annually
Licenses/Permits	$250	Annually
Operator / Manager	$35,000	Annually
Payroll Tax & Benefits	10.0%	on Operator
General Insurance	$4,000	Annually
Dues & Subscriptions	$1,200	Annually
Telephone & Internet	$1,800	Annually
Professional Fees	$2,500	Annually
Office Expenses	$600	Annually

Exhibit B – Franchisee Pro Forma:

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

INVESTMENT SUMMARY	
Franchise Fee	$35,000
Initial Investment	$243,575
Working Capital	$37,500
Total Investment	$316,075

REVENUE	Year 1	Year 2	Year 3	Year 4	Year 5
GROSS SALES	$300,000	$330,000	$363,000	$399,300	$439,230
Food Cost w/ Paper	$40,000	$44,000	$48,400	$53,240	$58,564
GROSS PROFIT	**$260,000**	**$286,000**	**$314,600**	**$346,060**	**$380,666**
VARIABLE EXPENSES					
Variable Labor + Mgmt	$36,000	$39,600	$43,560	$47,916	$52,708
Payroll Tax & Benefits	$3,600	$3,960	$4,356	$4,792	$5,271
Credit Card Charges	$8,250	$9,075	$9,983	$10,981	$12,079
Franchise Royalty	$18,000	$19,800	$21,780	$23,958	$26,354
Corporate Advertising	$6,000	$6,600	$7,260	$7,986	$8,785
Local Advertising	$15,000	$16,500	$18,150	$19,965	$21,962
	=======	=======	=======	=======	=======
TOTAL VARIABLE	**$86,850**	**$95,535**	**$105,089**	**$115,597**	**$127,157**
OPERATING MARGIN	$173,150	$190,465	$209,512	$230,463	$253,509
OPERATING EXPENSES	**Year 1**	**Year 2**	**Year 3**	**Year 4**	**Year 5**
Rent	$30,000	$30,000	$30,000	$30,000	$30,000
Utilities	$8,000	$8,240	$8,487	$8,742	$9,004
Licenses/Permits	$250	$258	$266	$274	$282
Operator / Manager	$35,000	$36,050	$37,132	$38,245	$39,393
Payroll Tax & Benefits	$3,500	$3,605	$3,713	$3,825	$3,939
General Insurance	$4,000	$4,120	$4,244	$4,371	$4,502
Dues & Subscriptions	$1,200	$1,236	$1,273	$1,311	$1,351
Telephone & Internet	$1,800	$1,854	$1,910	$1,967	$2,026
Professional Fees	$2,500	$2,575	$2,652	$2,732	$2,814
Office Expenses	$600	$618	$637	$656	$675
	=======	=======	=======	=======	=======
TOTAL OPERATING	**$86,850**	**$88,556**	**$90,313**	**$92,122**	**$93,986**
TOTAL EXPENSES	**$173,700**	**$184,091**	**$195,401**	**$207,720**	**$221,143**
EBITDA*	**$86,300**	**$101,909**	**$119,199**	**$138,340**	**$159,523**
*(Earnings Before Interest, Taxes, Depreciation & Amortization)					
ANNUAL RETURN ON INVESTMENT	**27.3%**	**32.2%**	**37.7%**	**43.8%**	**50.5%**
TOTAL RETURN ON INVESTMENT	**27.3%**	**59.5%**	**97.3%**	**141.0%**	**191.5%**

Exhibit C – Franchisor Assumptions

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

FRANCHISOR STAFFING	SALARY	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Director of Franchising	$90,000	1	1	1	1	1
Franchise Sales People	$12,000	1	1	1	1	1
Director of Marketing	$60,000	0	0	0.5	1	2
Field Support	$45,000	0	1	2.5	5	7.5
Director of Training	$50,000	0	1	2	2	3
Accountant/Controller	$80,000	0	0	0	0	1
Administrative Person	$35,000	0	0.5	1	1.5	2
		=====	=====	=====	=====	=====
Total Incremental Staff		**2**	**4.5**	**8**	**11.5**	**17.5**
Benefits	15.0%					
Salaries Increase	3.0%					

WEIGHTED AVERAGES	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Avg. Monthly Gross Sales	$25,000	$27,500	$30,250	$33,275	$36,603
Weighted Avg. Monthly Gross Sales	$25,000	$25,395	$26,052	$27,019	$28,021

DEVELOPMENT SUMMARY	YEAR 1	YEAR 2	YEAR 3	YEAR 4	YEAR 5
Start-up Franchisees	9	26	36	52	52
Cumulative Franchises Sold	**9**	**35**	**71**	**123**	**175**
Franchised Units Open	3	16	34	43	54
Cumulative Franchises Open	**3**	**19**	**53**	**96**	**150**
Incremental Staff Added to Franchisor	2.0	4.5	8.0	11.5	17.5

Exhibit D – Franchisor Pro Forma Summary

NOTE: Projections shown here are forward-looking figures and cannot be guaranteed.

YEARS	1st Year	2nd Year	3rd Year	4th Year	5th Year
MONTHS	1-12	1-12	1-12	1-12	1-12
CUMULATIVE MONTHS	1-12	13-24	25-36	37-48	49-60
REVENUES (000)					
Franchise Fee	$315.0	$910.0	$1,260.0	$1,820.0	$1,820.0
Royalties	$9.0	$190.5	$694.0	$1,446.1	$2,527.0
System advertising	$3.0	$63.5	$231.3	$482.0	$842.3
TOTAL REVENUE (000)	**$327.0**	**$1,163.9**	**$2,185.4**	**$3,748.1**	**$5,189.3**
DIRECT EXPENSES (000)					
Director of Franchising	$90.0	$92.7	$95.5	$98.3	$101.3
Franchise Sales People	$90.8	$239.9	$327.7	$468.1	$468.5
Director of Marketing	$0.0	$0.0	$31.8	$65.6	$135.1
Field Support	$0.0	$46.4	$119.4	$245.9	$379.9
Director of Training	$0.0	$51.5	$106.1	$109.3	$168.8
Accountant/Controller	$0.0	$0.0	$0.0	$0.0	$90.0
Administrative Person	$0.0	$18.0	$37.1	$57.4	$78.8
Benefits	$13.5	$31.3	$58.5	$86.5	$143.1
Sys advertising (escrow)	$3.0	$63.5	$231.3	$482.0	$842.3
	-	-	-	-	-
SUB-TOTAL AMT	**$197.3**	**$543.2**	**$1,007.4**	**$1,613.0**	**$2,407.8**
INDIRECT EXPENSES (000)					
Franchise consul. fees	$0.0	$0.0	$0.0	$0.0	$0.0
Franchise marketing	$36.5	$59.6	$76.6	$106.6	$86.6
Travel	$3.6	$31.6	$82.7	$123.6	$193.5
Legal	$0.8	$7.6	$24.0	$47.2	$77.8
Accounting/audit	$1.8	$7.5	$15.4	$28.2	$43.4
Other G & A	$6.5	$14.2	$36.9	$69.3	$115.1
	-	-	-	-	-
SUB-TOTAL AMT	**$49.10**	**$120.35**	**$235.60**	**$374.90**	**$516.35**
TOTAL EXPENSES (000)	**$246.4**	**$663.6**	**$1,243.0**	**$1,987.9**	**$2,924.1**
NET CASH FLOW (000)	$80.7	$500.4	$942.3	$1,760.2	**$2,265.2**
	=	=	=	=	=
CUM CASH FLOW (000)	$80.7	$581.0	$1,523.4	$3,283.5	**$5,548.7**